

Mail Stop 6010

May 12, 2008

Mr. Patrick D. Campbell
Chief Financial Officer
3M Company
3M Center
St. Paul, Minnesota 55144

      Re: **3M Company**
               Form 10-K for the fiscal year ended December 31, 2007
               Filed February 15, 2008
               File No. 001-03285

Dear Mr. Campbell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Kevin L. Vaughn
               Accounting Branch Chief